Bang Holdings Corp.

1400 NE Miami Gardens Drive, Ste. 202

North Miami Beach FL 33179

June 26, 2015

VIA EDGAR

A.N. Parker

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Bang Holdings Corp.
Registration Statement on Form S-1
File No. 333-204011
Filed May 8, 2015

Dear Ms. Parker:

We are in receipt of your comment letter dated June 3, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your disclosure in several places in the document that the price at which the selling shareholders will sell the common stock is fixed at $1.00 per share for the duration of the offering. Accordingly, please revise the statement on the prospectus cover page that states “Common stock being registered in this registration statement may be sold by selling security holders at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.”

RESPONSE: We have revised this section to delete any reference to the shares being sold at a prevailing market price or privately negotiated prices.

2.	In addition, your Calculation of Registration Fee table indicates that you are registering 1,500,000 “Warrants to purchase common stock, par value $0.0001 per share, issuable upon exercise of the Warrants” at an offering price of $0.35. It appears that you are registering the common stock underlying these warrants, rather than the warrants themselves. In addition, it appears that the transaction that you are registering is the resale of the underlying common stock at a fixed price of $1.00 per share, rather than the exercise of the warrants for common stock at $0.35. Please revise accordingly.

RESPONSE: We have revised the fee table to clarify that we are registering the common stock underlying the warrants and the price of those shares is $1.00 per share and not $0.35 per share.

3.	Prior to printing and distribution please provide us with any artwork that you intend to use as part of the prospectus.

RESPONSE: We do not intend to use any artwork as part of the prospectus, other than the company logo which is provided in the disclosure.

Cover Page of Prospectus

4.	Please disclose the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: We have revised the cover page of the prospectus to indicate the net proceeds that the selling shareholders will receive.

5.	We note your disclosure that you will not receive any proceeds from the sale of the common stock covered by this prospectus. Please disclose the amount of proceeds you will receive if the warrants are exercised. Please similarly revise the Use of Proceeds sections on pages 2 and 6.

RESPONSE: We have revised the cover page of the prospectus and the “Use of Proceeds” section to disclose that we will not receive any proceeds from the sale of the common stock or the sale of the common stock underlying the warrants.

The Offering, page 2

6.	Please expand your disclosure to include the shares issuable upon exercise of the warrants. In this regard, please disclose the common stock outstanding after the offering and the percentage of stock being offered relative to the current outstanding common stock if the warrants are exercised. Similarly, revise the Dilution section and statement on page 6 that “there will be no dilution to our existing stockholders” to take into account the exercise of the warrants.

RESPONSE: We have revised our disclosure to include the shares issuable upon the exercise of the warrants and the percentage of stock being offered relative to the current outstanding common stock if the warrants are exercised. In addition, we have revised the “Dilution” section to indicate that if the warrants are exercised, it would create dilution to the current common shares outstanding of approximately 7.01%.

Risk Factors, page 3

7.	We note that Steve Berke owns 58.39% of your outstanding shares. Please disclose the potential risks associated with having your CEO and director as a controlling shareholder.

RESPONSE: We have revised our “Risk Factors” section of our disclosure to include the potential risks associated with having our CEO and director as a controlling shareholder.

8.	Please add a risk factor to discuss and quantify the increased costs you will incur operating as a public company and the potential impact given the time management may be required to devote to compliance efforts.

RESPONSE: We have revised our “Risk Factors” section of our disclosure to include the increased costs we will incur as a public company and the potential impact given the time management which may be required to devote to compliance efforts.

We may not be able to promote and maintain our brands, page 3

9.	We note your reference to “existing” customers and your “continuing” to provide high quality products. Please clarify that you have no existing customers and have not yet sold any products.”

RESPONSE: We have revised our disclosure to indicate that we have no existing customers and have sold one test vaporizer and a bottle of e-liquid for total proceeds of $13.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

Business Overview, page 7

10.	We note your intent to use the “razor and razor blade model.” Please expand your disclosure to describe this business model and how you plan to conduct your business according to such model.

RESPONSE: We have revised our disclosure by removing the “razor and razor blade” business model reference.

11.	We note that you currently have in excess of 150,000 engaged users in your social media network. Please clarify what encompasses your social media network and to what extent your network is “engaged.”

RESPONSE: We have revised our disclosure to clarify what encompasses our social media network and have removed the ‘engaged” reference.

12.	Please reconcile your disclosure that you have not generated any revenue to date, with your disclosure elsewhere that you have generated $13 in revenue since inception. Describe the nature of your “service revenue” attributable to this $13.

RESPONSE: We have revised our disclosure to indicate that we have generated nominal revenue of $13 through the sale of a single test vaporizer and a bottle of e-liquid to an individual.

13.	Please describe what it means that you expect to have a “soft launching” of the Bang Vapor Club online in July 2015.

RESPONSE: We have revised our disclosure by eliminating the term “soft launching”.

Plan of Operations, page 7

14.	In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and costs to establish retail distribution with vaporizer and tobacco shops, and how many such shops you will target during this initial period. Similarly, please discuss the material steps and costs to build and expand partnerships with influential social media personalities and celebrities, and to build and expand a network of affiliate marketers.

RESPONSE: We have updated our disclosure to address the issues presented in the above comment.

15.	Please revise to frame the discussion in this section, and throughout the business section, in a way that clarifies you have yet to commence operations. By way of example, please revise to state you hope to build partnerships rather than your will “expand” partnerships.

RESPONSE: We have updated our disclosure to address the issues presented in the above comment.

16.	Please explain how you intend to handle the distribution of your products purchased as part of the Bang Vapor Club and if you intend to maintain an inventory.

RESPONSE: We have updated our disclosure to state that we plan on utilizing the United States Postal Service as a means of transporting our products to customers and that at present, we plan on carrying a limited inventory.

Liquidity and Capital Resources, page 9

17.	We note that your available cash will not be sufficient to satisfy your cash requirements for the next 12 months. Please disclose here how long your cash will last under your present operating expectation, and similarly update the risk disclosure on page 3 related to your need for additional financing.

RESPONSE: We have updated our disclosure to state that we have cash on hand to fund our operations through September 2015. We have also updated our “Risk Factor” section on page 3 accordingly.

Description of Business, page 11

Our Products, page 11

18.	We note that you placed the first order of your products with Import Nation, LLC and that you expect your second order to go through them as well. Please quantify the size of each order. Please also clarify if you will rely on Import Nation or other third-parties for the production of your products, and if so include a risk factor discussing such reliance.

RESPONSE: We have updated our disclosure to quantify the size of our first order with Import Nation, LLC. To date, this has been our only purchase order. We have also updated our disclosure to indicate that we will rely on third party vendors for our hardware product line and packaging, as well as a third party lab for our flavor production and bottling. We are currently sourcing alternative back-up companies to mitigate risks in regard to our supply chain and pricing.

Marketing and Sales, page 11

19.	Please provide support for your statement that the multi-pronged approach that you intend to use includes “strategies not currently being utilized in the e-cig/vape pen industry.” Please also provide support for and explain how your marketing strategy will provide you with a key competitive advantage.

RESPONSE: We have updated our disclosure to further explain our multi-pronged approach, and have removed the language “strategies not currently being utilized in the e-cig/vape pen industry”. In addition, we have removed the reference “key competitive advantage” from our disclosure.

20.	We note from your disclosure on page 10 that your losses have principally occurred as a result of the substantial resources required for the marketing of your products. Please provide a brief discussion of the marketing efforts that you have made thus far in regards to your products. .

RESPONSE: We have updated our disclosure to indicate the various marketing efforts we have utilized to date.

21.	We note your disclosure that you intend to release video content for the 4TT YouTube Channel and that once your subscriber base has reached critical mass you will be the sole sponsor of the channel. Please quantify what you believe constitutes a “critical mass” of subscribers. Also, it appears that the 4TT YouTube Channel relates to the use of marijuana for medicinal or recreational purposes. Please disclose if and how your products will fit within the context of that channel’s existing content.

RESPONSE: We have updated our disclosure to remove the term “critical mass” In addition, we have provided how our products will fit with the context of the channel’s existing content.

Competition, page 11

22.	Please expand your disclosure to also discuss those competitors that offer vaporizer pens.

RESPONSE: We have updated our disclosure to include our competitors that offer vaporized pens.

Employees and Independent Contractors, page 11

23.	Please clarify if your executive officers and the two additional employees work full or part-time for your business.

RESPONSE: We have updated our disclosure to indicate that we employ five (5) full-time employees. We do not employee any part-time employees or independent contractors.

Directors, Executive Officers, Promoters and Control Persons, page 12

24.	Please disclose the month and year upon which each executive office began serving in their respective capacity. Please also disclose the dates of each person’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

RESPONSE: We have updated our disclosure to disclose the month and year each of our executive officers began serving in their respective capacities, as well as the dates of each of each person’s occupations during the past five years and the respective organization in which they were employed.

Employment Agreements, page 12

25.	We note your reference to an employment agreement with Stian Roenning, but see no other reference to this individual in your registration statement. Please tell us what his position is with company and file the agreement as an exhibit to your registration statement.

RESPONSE: Stian Roenning is a Marketing Officer with the Company. We have submitted the employment agreement as Exhibit 10.4 to our disclosure.

Selling Security Holders, page 13

26.	Please revise to state that the selling stockholders may be deemed underwriters.

RESPONSE: We have updated our disclosure to state that the selling shareholders may be deemed underwriters.

Signatures

27.	Please revise your signature section to have your controller or principle accounting officer sign your registration statement in his or her individual capacity. Refer to the Instructions to Form S-1.

RESPONSE: We have updated our disclosure to have Adam Mutchler, our Chief Financial Officer, sign the registration statement.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Gregg Jaclin at (609) 275-0400 or by email at gjaclin@szaferman.com. In addition, please feel free to contact me by email at rtt@me.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 8-k; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Bang Holdings, Inc.

By:	/s/ Steve Berke
Name: Steve Berke
Title: Chief Executive Officer